Filed Pursuant to Rule 433

Registration No. 333-210450

March 29, 2016

News Release

Stantec to Acquire MWH, a Global Professional Services Firm with Leading

Expertise in Water Resources Infrastructure

Stantec concurrently announces a $525 million bought deal public offering of

Subscription Receipts and new credit facilities.

EDMONTON, AB; NEW YORK, NY (March 29, 2016) TSX, NYSE:STN

(All $ figures referenced herein are to Canadian dollars, unless noted otherwise)

Stantec Inc. (“Stantec” or the “Company”) is pleased to announce that it has entered into a definitive merger agreement pursuant to which it will acquire MWH Global, Inc. (“MWH”), a Broomfield, Colorado-based global engineering, consulting and construction management firm focused on water and natural resources for built infrastructure and the environment (the “Acquisition”). With the acquisition of MWH and its 6,800 worldwide employees, Stantec will gain a position as a global leader in water resources infrastructure while earning greater presence in key targeted geographies, including the United Kingdom, Australia, New Zealand, South and Central America, Europe and the Middle East.

Under the terms of the all-cash deal, unanimously approved by the boards of directors of both companies, Stantec will acquire all of the issued and outstanding capital stock of MWH for a purchase price of approximately US$793 million (the “Purchase Price”). The transaction is valued at approximately US$795 million after taking into account the estimated assumed net indebtedness of MWH, representing approximately 9.5x 2015 Adjusted EBITDA1. After giving full effect to Stantec’s expected run-rate annual synergies of $33 million (approximately US$25 million), the transaction is valued at approximately 7.3x 2015 Adjusted EBITDA1. These synergies are expected to be fully realized in 2017.

“MWH brings a global presence and reputation in water infrastructure that will advance Stantec’s position as a top-tier design firm within the highly attractive global water market,” says Bob Gomes, Stantec president and chief executive officer (CEO). “Together, we share a commitment to our communities and have the combined talent to support the most technically advanced clients and projects locally and around the world.”

MWH has a network of approximately 187 offices in 26 countries. The firm has a history of engaging in engineering, construction and management consulting for some of the most technically significant water and natural resources projects in the world, including the Panama Canal Third Set of Locks Project.

“We are excited to join the expertise and experience of Stantec and MWH in a transaction that will enable us to thrive and grow amidst an increasingly complex industry landscape by strengthening our combined ability to solve the most pressing water, transportation and infrastructure challenges today,” says Alan Krause, MWH chairman and CEO. “Our highly complementary cultures, shared approach to client service and extended global reach should yield multiple benefits for our clients, employees and the communities we serve.”

Key members of the management team of MWH, including the presidents of key business units, will be joining Stantec in significant leadership positions after the Acquisition closes (the “Acquisition Closing Date”). Alan Krause and David Barnes, MWH chief financial officer, are committed to joining Stantec after the Acquisition Closing Date to ensure a smooth and successful integration.

[1]	Adjusted for out of ordinary course severance, estimated savings associated with certain employee retirement plans and other one-time costs and items.

ACQUISITION RATIONALE

The Acquisition is aligned with Stantec’s growth strategy of building a top-tier presence in the markets it chooses to serve. Historically, Stantec’s acquisition strategy has been focused on acquisitions in North America to develop a mature presence across its business portfolio. Stantec has concurrently positioned itself to be able to execute on the right opportunity at the right time to expand its geographic footprint and service capabilities to further diversify its industry leading platform. Specifically, the Acquisition is expected to:

Create a Global Leader in Water and Infrastructure Markets

The combined company is anticipated to build on Stantec’s position as a top-tier design firm within the global water market. The strong brand, reputation and enhanced service offerings of the combined company are expected to strongly position Stantec to compete throughout the full project life cycle on the most technically sophisticated water-related projects in the world.

Expand Stantec’s Geographic Footprint

MWH has a strong position and experience in international markets through its platform in the United Kingdom, Australia, New Zealand, South and Central America, Europe and the Middle East. This should provide Stantec with immediate geographic breadth, creating a platform for expansion and diversification. Management expects that the combination of complementary capabilities, market presence, and cultures of each of MWH and Stantec will create the opportunity to service more clients with a broader range of services, worldwide.

Enhance Cross-Selling Capabilities to Different End Markets

The Engineering and Technical Services offered by MWH to the Energy and Industry sector are expected to add global capabilities in water-related design services to Stantec’s key hydro-power, oil & gas, mining, and industrial clients. The global client portfolio of MWH is expected to generate opportunities for Stantec’s Energy & Resources business operating unit to cross-sell its engineering services and provide clients with a broader enhanced service offering through the complete project life cycle. In addition, opportunities exist to further cross-sell services out of Stantec’s Buildings & Environmental Services business operating units to the client base of MWH.

Create Additional Growth Opportunities

Management believes that the Engineering and Construction sector will continue to consolidate and that both scale and global capabilities will be important competitive differentiators, particularly on large and complex projects. MWH brings a history and experience of operating in global markets. Augmented by Stantec’s strong balance sheet, history of operational effectiveness and experience in successfully completing and integrating acquisitions, the combined company is expected to be well positioned to grow both organically and by acquisition in the future.

Add Water-Related Construction Capabilities

The construction capabilities of MWH have grown in response to its clients’ desires to have fully-integrated service offerings for the water market. MWH has a diverse range of construction capabilities, with the majority of the capabilities being construction management at-risk performed on water-related projects in the United States and the United Kingdom. These services are provided to the key long-term water clients of MWH. Management expects that the combined company will be able to build upon the strength of the construction capabilities of MWH and have the ability to further meet the needs of Stantec’s existing water clients.

Additionally, the expertise available within the MWH construction business is expected to augment and improve Stantec’s consulting services business by allowing it to better prepare for and execute on design-build projects with other construction partners in both the water markets and other sectors in which Stantec participates in design-build projects.

Result in New Opportunities for Combined Company Employees

Stantec’s purpose is “Creating Communities” and the MWH purpose is “Building a Better World”. Together, the combined company will share a commitment to advance the quality of life in our communities around the world. The employees of the combined company are anticipated to have the opportunity to build on that commitment by providing their expertise to more projects in more locations. We expect this will allow the combined company to better serve its clients by drawing resources from across the globe to address each client’s specific needs.

FINANCIAL BENEFITS OF THE ACQUISITION

In addition to the strategic highlights listed above, the Acquisition is expected to be financially advantageous to Stantec’s shareholders for the following reasons:

Meaningful Synergies

Management estimates projected run-rate annual synergies of $33 million (approximately US$25 million), the majority of which are related to leveraging Stantec’s existing back office functions and optimizing its operational footprint. The balance of the projected synergies are associated with identified revenue opportunities related to cross-selling to new and existing clients, consistent with management’s experience in past acquisitions. Management expects approximately half of the run-rate annual synergies to be realized in 2016, with the remainder realized in 2017.

Implementation of Operational Best Practices

Stantec has industry leading margins driven by operational best practices. Management believes its experience in successfully executing and integrating acquisitions will enable it to extend its best practices to the combined company and enhance operational efficiency.

Highly Accretive Transaction

The Acquisition is expected to be immediately mid-single digit accretive to Adjusted Earnings per Share and mid-teens accretive to Adjusted Earnings per Share2 in 2017, assuming completion of the Equity Financing (as defined below), the Acquisition and the transactions related thereto.

Efficient Capital Structure and Dividend Growth

Stantec expects to efficiently lever its balance sheet to enhance the returns associated with the Acquisition. The strong cash flow generation and growth prospects of the combined company are expected to reduce leverage levels from less than 3.0x pro forma 2015 Adjusted EBITDA1 at closing to less than 2.0x expected EBITDA by the end of 2017. Stantec’s strong balance sheet should provide it with the flexibility necessary to continue pursuing its growth strategy. Additionally, the Acquisition is expected to result in increased cash flow generation, which should enable the Company to reduce debt while supporting Stantec’s payout ratio and dividend growth.

“We believe the Acquisition will contribute to both strategic growth and value creation for many years to come. Given the quality and the geographic diversification of cash flows generated by our joint operations, we expect our financial position to remain strong. In the quarters to come, our focus will be on integrating and optimizing our combined operations, and achieving the operational performance our shareholders have come to expect”, said Dan Lefaivre, Stantec executive vice president and chief financial officer.

ACQUISITION APPROVALS

The Acquisition must be approved by holders of at least two thirds of the MWH shares at a special meeting of MWH shareholders expected to be held in April 2016. The Acquisition is subject to certain customary conditions, including approval under the U.S. Hart-Scott-Rodino Anti-Trust Improvements Act. Stantec anticipates the Acquisition to close in the second quarter of 2016.

FINANCING

The Acquisition is expected to be financed with a combination of the proceeds of an equity financing and new credit facilities as follows:

•	A $525 million public offering of Subscription Receipts on a bought deal basis at an offer price of $30.25 per Subscription Receipt for a total of 17,360,000 Subscription Receipts (the “Equity Financing”) and up to an additional approximately $79 million in gross proceeds pursuant to an underwriter over-allotment option;

[2]	Earnings per Share adjusted to exclude estimated transaction-related intangible amortization, costs and other one-time items on an after-tax basis.

•	A $800 million senior secured revolving credit facility (the “Revolving Facility”), of which approximately $233 million will be drawn; and

•	A $450 million senior secured amortizing non-revolving term credit facility (the “Term Facility”).

Stantec has also secured a $525 million bridge facility (the “Bridge Facility”) which could be used in conjunction with the Revolving Facility and the Term Facility to fund the Acquisition in the event the Equity Financing is not completed on or before the Acquisition Closing Date. The Bridge Facility will be terminated in the event the Equity Financing closes.

Public Offering of Subscription Receipts on a Bought Deal Basis

Stantec has entered into an agreement with CIBC World Markets Inc. (“CIBC Capital Markets”) and RBC Dominion Securities Inc. (“RBC Capital Markets”) (collectively, the “Joint Bookrunners”), on behalf of a syndicate of underwriters (the “Underwriters”) with respect to the Equity Financing.

In addition, the Underwriters have been granted an over-allotment option, exercisable in whole or in part at the offer price not later than the earlier of the 30th day following the closing date of the Equity Financing and the occurrence of a Termination Event (as defined below), to purchase up to an additional 2,604,000 Subscription Receipts at a price of $30.25 per Subscription Receipt for additional gross proceeds of up to approximately $79 million. The Subscription Receipts will be offered to the public in Canada and the United States through the Underwriters or their affiliates under the multi-jurisdictional disclosure system by way of short form prospectus filed with the securities regulatory authorities in each of the provinces of Canada and with the Securities and Exchange Commission in the United States. The Equity Financing is scheduled to close on or about April 14, 2016.

Each Subscription Receipt will entitle the holder thereof to receive, without payment of additional consideration or further action, one common share in the capital of Stantec following the satisfaction of the Escrow Release Condition (as defined below) plus a Subscription Receipt Adjustment Payment (as defined below), if applicable. The gross proceeds from the sale of the Subscription Receipts, less 50% of the underwriters’ fee with respect to such sale will be held by Computershare Trust Company of Canada, as subscription receipt agent, and invested as directed by Stantec in short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province of Canada or a Canadian chartered bank (subject to those investments having a certain minimum rating) pending satisfaction of the Escrow Release Condition, all pursuant to the terms of a subscription receipt agreement (the “Subscription Receipt Agreement”) to be entered into on the closing of the Equity Financing among Stantec, the subscription receipt agent (the “Escrow Agent”), CIBC Capital Markets and RBC Capital Markets.

“Escrow Release Condition” means all conditions precedent to the completion of the Acquisition pursuant to the agreement in respect of the Acquisition (other than the delivery of the purchase price for the Acquisition) have been satisfied or waived, and the Company has delivered to CIBC Capital Markets and RBC Capital Markets, on their own behalf and on behalf of the Underwriters, and the Escrow Agent, a certificate, in accordance with the terms of the Subscription Receipt Agreement, confirming such satisfaction or waiver.

If: (i) the Escrow Release Condition is not satisfied on or before 5:00 p.m. (Edmonton time) on August 30, 2016 (the “Escrow Release Deadline”), (ii) the agreement in respect of the Acquisition is terminated prior to such deadline, or (iii) Stantec advises the subscription receipt agent, CIBC Capital Markets and RBC Capital Markets, or announces to the public, that it does not intend to proceed with the Acquisition prior to such deadline (each such event being a “Termination Event”), holders of Subscription Receipts will be entitled to receive an amount equal to the full subscription price and their pro rata portion of the interest earned thereon.

If the Escrow Release Condition is satisfied on or before the Escrow Release Deadline and holders of Subscription Receipts become entitled to receive common shares pursuant to the Subscription Receipt Agreement, such holders will also be entitled to receive, without duplication, an amount, if any, representing an amount per Subscription

Receipt equal to the amount per common share of any cash dividends declared by Stantec for which record dates have occurred during the period from and including the date of the closing of the Equity Offering to and including the date immediately preceding the date common shares are issued or deemed to be issued pursuant to the Subscription Receipt Agreement (the “Subscription Receipt Adjustment Payment”), less any applicable withholding taxes, for each Subscription Receipt so held, as further described in the Subscription Receipt Agreement.

The issuance of the Subscription Receipts pursuant to the Equity Financing is subject to customary approvals of applicable securities regulatory authorities, including the Toronto Stock Exchange and the New York Stock Exchange.

Investors should read the short form prospectus related to the Equity Financing before making an investment decision. The description of the Subscription Receipts set forth above is qualified in its entirety by the subscription receipt agreement and the summary thereof contained in the short form prospectus. This news release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

New Credit Facilities

Concurrently with the announcement of the Acquisition, Stantec has obtained an underwritten financing from Canadian Imperial Bank of Commerce, as sole lead arranger and sole bookrunner, providing for the Revolving Facility, the Term Facility and the Bridge Facility (together the “New Credit Facilities”).

The Bridge Facility, to be used only in the event the Equity Financing does not close on or before the Acquisition Closing Date, would be a senior secured one-year non-revolving bridge credit facility in the maximum amount of $525 million.

FINANCIAL AND LEGAL ADVISORS

DBO Partners acted as lead financial advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP acted as legal advisor to Stantec in connection with the Acquisition. CIBC Capital Markets also acted as financial advisor to Stantec on the Acquisition. Legal advice to Stantec in connection with the financing is being provided, with respect to Canadian law, by Dentons Canada LLP for the Equity Financing and Bennett Jones LLP for the New Credit Facilities and, with respect to US law, by Paul, Weiss, Rifkind, Wharton & Garrison LLP.    B of A Merrill Lynch acted as financial advisor and Kirkland & Ellis LLP acted as legal advisor to MWH in connection with the acquisition.

CONFERENCE CALL INFORMATION

Stantec will hold a conference call, to be held Tuesday, March 29, 2016, at 2:45 PM MDT (4:45 PM EDT), and broadcast live and archived in the Investors section of www.stantec.com. Interested parties who wish to listen to the conference call are invited to call 1-800-499-4035 and provide confirmation code 5229404 to the operator.

AVAILABILITY OF DOCUMENTS

Copies of related documents, such as the preliminary short form prospectus, underwriting agreement, the subscription receipt agreement and the merger agreement will be available on SEDAR (www.sedar.com) as part of the public filings of Stantec.

The Company has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the Equity Financing to which this communication relates. The Subscription Receipts may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before readers invest, they should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the Equity Financing. The

Company has also filed a preliminary short form prospectus relating to the Equity Financing with each of the provincial securities regulatory authorities in Canada. Potential investors may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Alternatively, the Company, any underwriter or any dealer participating in the Equity Financing will arrange to send potential investors the prospectus without charge if requested in the U.S. from CIBC Capital Markets, 425 Lexington Avenue, 5th floor, New York, NY; Attention: Hector Cruz; Phone: 1-800-282-0822; Email: useprospectus@cibc.com or from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Email: equityprospectus@rbccm.com.

CAUTIONARY STATEMENTS

Stantec’s EBITDA, Adjusted EBITDA, Adjusted Earnings per Share and certain references to other measures in the preliminary short form prospectus contemplated by this news release are non-IFRS measures. For a definition and explanation of non-IFRS measures, please see the preliminary short form prospectus and the documents incorporated by reference therein.

Certain statements contained in this news release constitute forward-looking statements within the meaning of applicable securities laws. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of providing the Company’s shareholders and potential investors with information regarding the Company, including management’s expectations with respect to the Equity Financing and the Acquisition and management’s assessment of the Company’s future plans and financial outlook. Forward-looking information in this news release includes, but is not limited to, statements regarding: the planned Equity Financing and Acquisition, including the expected closings thereof; plans regarding financing the Acquisition, including but not limited to, using the proceeds of the Equity Financing together with other financing sources to pay for the Purchase Price; the timing of the distribution of the Subscription Receipts; expectations or projections about strategies and goals for growth and expansion, including the Company’s intention to leverage the brand equity of MWH and enhance cross-selling; expectations regarding realization of synergies and accretion following the Acquisition, and the timing thereof; expected impacts of the Acquisition on EBITDA composition, earnings, cash flow and dividend growth, as well as on the Company’s future ability to reduce leverage levels. These forward-looking statements reflect management’s belief and assumptions based on information available at the time the information was stated and is not a guarantee of future performance. Key assumptions on which forward-looking information is based include, but are not limited to, assumptions about: acquisitions and divestitures; regulatory decisions and outcomes; access to capital markets; timing and completion of the Acquisition, including receipt of regulatory and MWH stockholder approval; and the realization of the anticipated benefits and synergies of the Acquisition to the combined company, including impacts on growth and accretion in various financial metrics. The forward-looking events and circumstances discussed in this news release may not occur and could differ materially from current expectations as a result of known and unknown risk factors and uncertainties affecting the Company, including: regulatory decisions and outcomes; uncertainty regarding the length of time to complete the Acquisition; uncertainty regarding the Company’s ability to achieve the cost savings, synergies and benefits anticipated from the Acquisition; economic conditions in North America and globally; and, many other factors beyond the control of the Company. Readers of this news release are cautioned not to place undue reliance on the Company’s forward-looking statements, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. The Company does not undertake to update or revise any forward-looking statements contained in this news release or otherwise, whether as a result of new information, future events or otherwise, except as may be required by law. For additional information on the Company’s assumptions, and the risks and uncertainties that could cause actual results to differ from the anticipated results, refer to the Company’s preliminary short form prospectus and registration statement, each of which are filed on the Company’s profile on SEDAR at www.sedar.com and with the SEC at www.sec.gov.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 15,000 employees working in over 250 locations. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN.

Stantec Media Contact Danny Craig Director, Public Relations Ph: (949) 923-6085 danny.craig@stantec.com	Stantec Investor Contact Sonia Kirby Director, Investor Relations Ph: (780) 616-2785 sonia.kirby@stantec.com	MWH Media Contact Meg VanderLaan Chief Communications Officer Ph: (720) 999-4900 meg.vanderlaan@mwhglobal.com

Design with community in mind